SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Natural Health Trends Corp.
(Name of Issuer)

Common Stock, $.001 Par Value
(Title of Class of Securities)

63888P406
(Cusip Number)

Robin B. Connor
201 Main Street, Suite 2500
Fort Worth, Texas 76102
(817) 878-3575
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 26, 2007
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.     Name of Reporting Person:

          Rudy Ru

2.     Check the Appropriate Box if a Member of a Group:

         (a) /   /

         (b) / X /

3.     SEC Use Only

4.     Source of Funds: PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization: United States

                        7.     Sole Voting Power: 1,000
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  1,000
Person
With
                       10.  Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          1,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

           /   /

13.     Percent of Class Represented by Amount in Row (11):  0.01%

14.     Type of Reporting Person:  IN

1.     Name of Reporting Person:

        Ling Bai

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  China

                        7.     Sole Voting Power:  63,275
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  63,275
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          63,275

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  0.8%

14.     Type of Reporting Person:  IN

1.     Name of Reporting Person:

        Chang Hui Ma

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  China

                        7.     Sole Voting Power:  23,000
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  23,000
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          23,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  0.28%

14.     Type of Reporting Person:  IN

1.     Name of Reporting Person:

        Yan Tao Zhao

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  China

                        7.     Sole Voting Power:  20,000
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  20,000
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          20,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  0.24%

14.     Type of Reporting Person:  IN

1.     Name of Reporting Person:

        Wei Ming Wang

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  China

                        7.     Sole Voting Power:  15,600
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  15,600
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          15,600

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  0.2%

14.     Type of Reporting Person:  IN

1.     Name of Reporting Person:

        Wing Hung Siu

2.     Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.     SEC Use Only

4.     Source of Funds:  PF

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

         /   /

6.     Citizenship or Place of Organization:  China

                        7.     Sole Voting Power:  26,000
Number of
Shares
Beneficially      8.     Shared Voting Power: -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  26,000
Person
With
                       10.     Shared Dispositive Power: -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

          26,000

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

          /   /

13.     Percent of Class Represented by Amount in Row (11):  0.32%

14.     Type of Reporting Person:  IN

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated February 14, 2007, as amended by Amendment No. 1 dated February 15, 2007 (the "Schedule 13D"), relating to the Common Stock (the "Common Stock") of Natural Health Trends Corp. (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

Item 2 is hereby amended and restated in its entirety as follows:

Item 2.          IDENTITY AND BACKGROUND.

     (a)

     Pursuant to Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by Rudy Ru ("Ru"), Ling Bai ("Bai"), Chang Hui Ma ("Ma"), Yan Tao Zhao ("Zhao"), Wei Ming Wang ("Wang") and Wing Hung Siu ("Siu" and, together with Ru, Bai, Ma, Zhao and Wang, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

     (b)-(c)

Ru

     Ru's business address is #49 Lover's Middle Row, Ji Da, Zhuhai, China and his present principal occupation or employment at such address is owning and managing the Roman Seaside Restaurant, the principal business of which is being a restaurant. The principal business address of Roman Seaside Restaurant, which also serves as its principal office, is #49 Lover's Middle Row, Ji Da, Zhuhai, China.

Bai

     Bai's residence address is Room 1602 Fu Jing Da Sha Xi Zhuo, Fu Jong Road, Fu Tain Qu, Sheng Zhen, China. Bai's present principal occupation or employment at such address is serving as a distributor of NHT Global Hong Kong's products. NHT Global Hong Kong ("NHT Global") is a subsidiary of the Issuer. The principal business of NHT Global is personal care, wellness and quality of life products. The principal business address of NHT Global, which also serves as its principal office, is 10/F-68 Yee Wo Street, Causeway Bay, Hong Kong.

Ma

     Ma's residence address is No. 401, Sunfang Yuan 3-1-401, Shangdi Xi Li, Haidian, Beijing, China 100085. Ma's present principal occupation or employment at such address is serving as a distributor of NHT Global's products. NHT Global is a subsidiary of the Issuer. The principal business of NHT Global is personal care, wellness and quality of life products. The principal business address of NHT Global, which also serves as its principal office, is 10/F-68 Yee Wo Street, Causeway Bay, Hong Kong.
Zhao

     Zhao's residence address is Unit 1004, Building 27, Yuehai International Garden, 101 Gongbei Guofang Road, Zhuhai City, Guangdong Province, China. Zhao's present principal occupation or employment at such address is serving as a distributor of NHT Global's products. NHT Global is a subsidiary of the Issuer. The principal business of NHT Global is personal care, wellness and quality of life products. The principal business address of NHT Global, which also serves as its principal office, is 10/F-68 Yee Wo Street, Causeway Bay, Hong Kong.

Wang

     Wang's residence address is Room 1602 Fu Jing Da Sha Xi Zhuo, Fu Jong Road, Fu Tain Qu, Sheng Zhen, China. Wang's present principal occupation or employment at such address is serving as a distributor of NHT Global's products. NHT Global is a subsidiary of the Issuer. The principal business of NHT Global is personal care, wellness and quality of life products. The principal business address of NHT Global, which also serves as its principal office, is 10/F-68 Yee Wo Street, Causeway Bay, Hong Kong.

Siu

     Siu's business address is Room 804, 8th Floor Prosperity Centre, 982 Canton Road, Kowloon, Hong Kong. Sui's present principal occupation or employment at such address is serving as the general manager of Hong Kong Victory Logistics Company Limited, the principal business of which is logistics. The principal address of Hong Kong Victory Logistics Company, which also serves as its principal office, is Room 804, 8th Floor Prosperity Centre, 982 Canton Road, Kowloon, Hong Kong.

     (d)     None of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)     None of the persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to such laws.

     (f)     Ru is a citizen of the United States of America. Bai, Ma, Zhao, Wang and Siu are all Chinese citizens.

Item 3 is hereby amended and restated in its entirety as follows:

Item 3.          SOURCE AND AMOUNT OF FUNDS.

     The source and the amount of the funds used or to be used by the Reporting Persons to purchase the Common Stock is set forth below:

	SOURCE OF FUNDS	AMOUNT OF FUNDS
Ru	Personal Funds	$ 2,210.00
Bai	Personal Funds	$544,630.46
Ma	Personal Funds	$ 37,311.28
Zhao	Personal Funds	$ 47,195.00
Wang	Personal Funds	$ 37,492.00
Siu	Personal Funds	$ 61,579.80

Item 4 is hereby amended and restated in its entirety as follows:

Item 4.          PURPOSE OF TRANSACTION

As recently disclosed by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on February 26, 2007, Colin J. O'Brien, Terrence M. Morris and Stephanie Hayano have resigned from the Issuer's Board of Directors; Ms. Hayano has resigned as the Issuer's President and Chief Executive Officer; and Gernot Senke has resigned as the Issuer's Chief Operating Officer. In light of these changes, the Reporting Persons are pleased to announce that they now fully support the Issuer in its efforts to return to profitability.

The Reporting Persons believe that the Issuer still faces a number of challenges with respect to the Chinese market in which it does business, especially given that market's unique regulatory environment.  The Reporting Persons, however, have confidence in the Issuer's management in the Greater Chinese market, currently represented by Mr. Curtis E. Broome.

The Reporting Persons otherwise acquired and continue to hold the shares reported herein for investment purposes. Depending on market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may purchase additional shares in the open market or in private transactions. Depending on these same factors, the Reporting Persons may sell all or a portion of the shares on the open market or in private transactions.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5 is hereby amended and restated in its entirety as follows:

Item 5.          INTEREST IN SECURITIES OF THE ISSUER.

(a)

Ru

Pursuant to Rule 13d-3 of the Act, Ru beneficially owns 1,000 shares of the Common Stock, which constitutes approximately 0.01% of the outstanding shares of the Common Stock.  Ru's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by him by the 8,199,933 shares of Common Stock reported as outstanding in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 filed with the Securities and Exchange Commission on November 9, 2006 (the "Form 10-Q").

Bai

Pursuant to Rule 13d-3 of the Act, Bai beneficially owns 63,275 shares of the Common Stock, which constitutes approximately 0.8% of the outstanding shares of the Common Stock.  Bai's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by her by the 8,199,933 shares of Common Stock reported as outstanding in the Form 10-Q.

Ma

Pursuant to Rule 13d-3 of the Act, Ma beneficially owns 23,000 shares of the Common Stock, which constitutes approximately 0.28% of the outstanding shares of the Common Stock.  Ma's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by him by the 8,199,933 shares of Common Stock reported as outstanding in the Form 10-Q.

Zhao

Pursuant to Rule 13d-3 of the Act, Zhao beneficially owns 20,000 shares of the Common Stock, which constitutes approximately 0.24% of the outstanding shares of the Common Stock.  Zhao's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by her by the 8,199,933 shares of Common Stock reported as outstanding in the Form 10-Q.

Wang

Pursuant to Rule 13d-3 of the Act, Wang beneficially owns 15,600 shares of the Common Stock, which constitutes approximately 0.2% of the outstanding shares of the Common Stock.  Wang's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by him by the 8,199,933 shares of Common Stock reported as outstanding in the Form 10-Q.

Siu

Pursuant to Rule 13d-3 of the Act, Siu beneficially owns 26,000 shares of the Common Stock, which constitutes approximately 0.32% of the outstanding shares of the Common Stock.  Siu's percentage of beneficial ownership was arrived at by dividing the total number of shares of Common Stock beneficially owned by him by the 8,199,933 shares of Common Stock reported as outstanding in the Form 10-Q.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Common Stock.

(b)

Ru

Ru has the sole power to vote or to direct the vote of 1,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 1,000 shares of the Common Stock.

Bai

Bai has the sole power to vote or to direct the vote of 63,275 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 63,275 shares of the Common Stock.

Ma

Ma has the sole power to vote or to direct the vote of 23,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 23,000 shares of the Common Stock.

Zhao

Zhao has the sole power to vote or to direct the vote of 20,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 20,000 shares of the Common Stock.

Wang

Wang has the sole power to vote or to direct the vote of 15,600 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 15,600 shares of the Common Stock.

Siu

Siu has the sole power to vote or to direct the vote of 26,000 shares of the Common Stock, and the sole power to dispose or to direct the disposition of 26,000 shares of the Common Stock.

(c)     Since the last filing, none of the Reporting Persons have purchased or sold any shares of the Common Stock.

Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Common Stock since the last filing.

(d)     Each of the Reporting Persons affirms that no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common Stock owned by such Reporting Person.

(e)     The Reporting Persons have ceased to be the beneficial owners of 5% or more of the outstanding shares of the Common Stock.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  February 27, 2007

/s/ Rudy Ru RUDY RU
/s/ Rudy Ru Rudy Ru, Attorney in fact for: LING BAI (1) YAN TAO ZHAO (1) CHANG HUI MA (1) WEI MING WANG (1) WING HUNG SIU (1)

(1) A Power of Attorney authorizing Rudy Ru, et. al., to act on behalf of each of Ling Bai, Yan Tao Zhao, Chang Hui Ma, Wei Ming Wang and Wing Hung Siu was previously filed as Exhibit 99.1.

EXHIBIT INDEX

Exhibit          Description

99.1      Agreement and Power of Attorney pursuant to Rule 13d-1(k)(1)(iii) (previously filed).